Exhibit 99.2

AVG Announces Preliminary Second Quarter 2016 Revenue Results

AMSTERDAM, July 7, 2016 /PRNewswire/ — AVG Technologies N.V. (NYSE: AVG) (“AVG” or the “Company”), the online security company™ providing leading software and services to secure devices, data and people, today reported preliminary revenue results for the second quarter ended June 30, 2016.

For the second quarter, AVG is estimating revenue to be in the range of $104 million to $106 million. The Company expects to disclose final financial results, including revenue, for the second quarter ended June 30, 2016 as soon as practicable.

About AVG

AVG is the leading provider of software services to secure devices, data and people. AVG’s award-winning consumer portfolio includes internet security, performance optimization, location services, data controls and insights, and privacy and identity protection, for mobile devices and desktops. The AVG Business portfolio, delivered through a global partner network, provides cloud security and remote monitoring and management solutions that protect small and medium businesses around the world.

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Investor Relations contacts:
US: Bonnie McBride	Europe: Camelia Isaic
Tel: + 1 415 806 0385	Tel: +420 702 205 848
Email: bonnie.mcbride@avg.com	Email: camelia.isaic@avg.com
IR team email: ir@avg.com

Press information: http://now.avg.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

SOME OF THE STATEMENTS CONTAINED HEREIN ARE FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING REVENUE AND THE EXPECTED CONSUMMATION OF THE ACQUISITION OF AVG REFERENCED BELOW, WHICH INVOLVES A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING THE SATISFACTION OF CLOSING CONDITIONS FOR THE ACQUISITION, SUCH AS REGULATORY APPROVAL FOR THE TRANSACTION AND THE TENDER

OF AT LEAST 95% OF THE OUTSTANDING ORDINARY SHARES OF AVG, THE POSSIBILITY THAT THE TRANSACTION WILL NOT BE COMPLETED AND OTHER RISKS AND UNCERTAINTIES DISCUSSED IN AVG’S PUBLIC FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE “RISK FACTORS” SECTIONS OF AVG’S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2015, AS WELL AS THE TENDER OFFER DOCUMENTS TO BE FILED BY AVAST HOLDING B.V. (“PARENT”) AND AVAST SOFTWARE B.V. (“BUYER”) AND THE SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED BY AVG. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS, AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE STATEMENTS. THESE STATEMENTS ARE GENERALLY IDENTIFIED BY WORDS OR PHRASES SUCH AS “BELIEVE”, “ANTICIPATE”, “EXPECT”, “INTEND”, “PLAN”, “WILL”, “MAY”, “SHOULD”, “ESTIMATE”, “PREDICT”, “POTENTIAL”, “CONTINUE” OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. IF UNDERLYING ASSUMPTIONS PROVE INACCURATE OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE, ACTUAL RESULTS AND THE TIMING OF EVENTS MAY DIFFER MATERIALLY FROM THE RESULTS AND/OR TIMING DISCUSSED IN THE FORWARD-LOOKING STATEMENTS, AND YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE STATEMENTS. PARENT, BUYER AND AVG DISCLAIM ANY INTENT OR OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF DEVELOPMENTS OCCURRING AFTER THE PERIOD COVERED BY THIS REPORT OR OTHERWISE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THE TENDER OFFER FOR THE OUTSTANDING ORDINARY SHARES OF AVG CONTEMPLATED BY THE PURCHASE AGREEMENT, DATED AS OF JULY 6, 2016, AMONG PARENT, BUYER AND AVG HAS NOT COMMENCED. THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL AVG SHARES. THE SOLICITATION AND OFFER TO BUY AVG SHARES WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. AT THE TIME THE OFFER IS COMMENCED, PARENT AND BUYER WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) AND THEREAFTER, AVG WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WILL BE FILED BY PARENT, BUYER AND AVG WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY PARENT, BUYER AND

AVG WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN FREE COPIES OF THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC BY AVG AT WWW.AVG.COM.